STRATASYS
Q2 2016

FINANCIAL RESULTS CONFERENCE CALL

August 4th, 2016

stratasys

Stratasys

Q2 2016 Conference and webcast details

Speakers	Live Dial-in Information
Ilan Levin CEO	Primary Dial-in: 855-319-2216
Erez Simha CFO & COO	International Dial-in: 503-343-6033
Shane Glenn VP, Investor Relations	Participant Passcode: 45898366

Live webcast and replay:
http://edge.media-server.com/m/p/8j9rqe4g

Forward Looking Statement

The statements made in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2016, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers' budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2016, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, Stratasys' 2015 Annual Report, and in Stratasys' other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP financial information

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization , impairment of goodwill and other long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items, as well as, non-recurring changes of non-cash valuation allowance on deferred tax assets. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the income statement, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in slides 21 and 22.

Ilan Levin – CEO

Opening Remarks

- We believe industry is maturing – driven by increased access to desktop systems and the need for enhanced value through advanced applications
- Pleased with improved financial performance – driven by cost controls and operational efficiency
- Improved margins driven by operational improvements and strong sales of higher-end systems, including new J750
- Successful launch of GrabCAD Print to simplify file-to-part workflow and drive adoption

Erez Simha – CFO and COO

Shane Glenn – VP of Investor Relations

Financial Update and Guidance

Financial Results
Stratasys, Ltd.

	YOY change
Revenue	↓ 6% YOY
GAAP Gross Profit	↓ 4% YOY
GAAP Operating Profit	↑ 49% YOY
Non-GAAP Gross Profit	↓ 3% YOY
Non-GAAP Operating Profit	↑ 178% YOY

	GAAP			Non-GAAP		
	Q2-15	Q2-16	Change YOY	Q2-15	Q2-16	Change YOY
Unit Sales	6,731	5,394	-19.9%	6,731	5,394	-19.9%
Total Revenue	$182.3	$172.1	-5.6%	$182.3	$172.1	-5.6%
Revenue/Employee	0.062	0.068	9.7%	0.062	0.068	9.7%
Gross Profit % margin	82.9 45.5%	79.5 46.2%	-4.1%	99.7 54.7%	96.2 55.9%	-3.5%
Operating Profit (Loss) % margin	-33.5 -18.4%	-17.1 -10.0%	48.9%	3.7 2.0%	10.2 5.9%	177.7%
Pre-tax Profit (Loss) % margin	-34.2 -18.8%	-16.2 -9.4%	52.6%	3.0 1.6%	11.1 6.5%	275.8%
Tax Rate	32.3%	-15.1%		-161.6%	45.4%	
EBITDA	(6.1)	6.9	-213.4%	12.1	19.5	61.1%
Net Income % margin	-22.9 -12.6%	-18.5 -10.7%	19.4%	8.0 4.4%	6.2 3.6%	-21.7%
EPS (Diluted)	($0.55)	($0.36)	34.5%	$0.15	$0.12	-22.4%
Diluted Shares	51.9	52.5	1.2%	52.7	53.2	1.0%

($ in millions unless noted otherwise)

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Financial Results – Revenue Stratasys, Ltd.

System Revenue ↓ 19% YOY

Consumable Revenue ↑ 11% YOY

Customer Support Revenue ↑ 11% YOY

($ in millions unless noted otherwise)

Total Revenue - Quarter



$134.5
$47.8
$123.8
$48.3
Q2-2015
Q2-2016
Product
Service

Total Revenue – Quarterly Trend



$118.5
$49.1
$124.3
$49.0
$118.6
$49.3
$123.8
$48.3
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Product
Service

Financial Results – Gross Margin Trends Stratasys, Ltd.

Revenue Split Q2-2015


26%
74%
Product
Service

Revenue Split Q2-2016


28%
72%
Product
Service

GAAP


45.5%
49.7%
33.6%
Q2 '15
30.7%
-80.2%
-47.7%
Q3 '15*
30.6%
30.1%
31.8%
Q4 '15*
48.3%
52.0%
39.5%
Q1 '16
46.2%
50.4%
35.6%
Q2 '16

*Gross margin includes impairment charges of $10.8 and $151.0 in Q4'15 and Q3'15, respectively

Non-GAAP


54.7%
61.6%
35.4%
Q2 '15
50.8%
58.7%
31.8%
Q3 '15
48.1%
52.8%
36.4%
Q4 '15
55.1%
61.1%
40.4%
Q1 '16
55.9%
63.5%
36.6%
Q2 '16
Product Gross Margin
Service Gross Margin
Total Gross Margin

($ in millions unless noted otherwise)

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Financial Results – Operating Margin Trends
Stratasys, LTD.

Operating Exp. (GAAP)	-17% YOY
R&D Exp. (GAAP)	-4% YOY
SG&A Exp. (GAAP)	-25% YOY

Operating Exp. (non-GAAP)	-10% YOY
R&D Exp. (non-GAAP)	-1% YOY
SG&A Exp. (non-GAAP)	-13% YOY

($ in millions unless noted otherwise)

GAAP



14.0%
53.5%
22.5%
72.4%
18.4%
65.3%
15.0%
45.5%
14.2%
42.4%
Q2 '15
Q3 '15*
Q4 '15*
Q1 '16
Q2 '16
-18.4%
-555.8%
-108.3%
-12.5%
-10.0%

*Operating profit includes impairment charges of $127.8 and $737.7 in Q4'15 and Q3'15, respectively

Non-GAAP



12.3%
40.3%
15.0%
41.8%
12.8%
40.4%
13.6%
39.1%
12.9%
37.1%
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Q2 '16
2.0%
-6.0%
-5.1%
2.4%
5.9%
R&D Expenses (% of sales)
SGA Expenses (% of sales)
Operating Margin

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Financial Results – Revenue Geographic Mix
Stratasys, Ltd.

- Results reflect continuation of challenging market environment observed throughout 2015



Geographic Sales Q2-2015
2%
17%
20%
61%
North America
EMEA
APAC
Other



Geographic Sales Q2-2016
2%
18%
21%
59%
North America
EMEA
APAC
Other

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Financial Results – Balance Sheet Summary Stratasys, Ltd.

- Cash and Cash Equivalents of $253.9 million
- Cash from operations was $6.9 million

Selected balance sheet items ($ in millions)	Q1-16	Q2-16
Cash, Cash Equivalents & Bank Deposits	$280.2	$253.9
Accounts Receivable	109.1	113.3
Inventories	124.5	125.7
Net Working Capital	371.7	359.3

Erez Simha – CFO & COO

Financial Summary

- Operational improvements contributed to favorable trends in expenses, profitability and cash flow from operations
- Positive trend in gross margins – driven by manufacturing efficiencies and product mix
- Focused on achieving additional operational efficiencies and aggressively managing expenses
- Strong balance sheet with sufficient capital to run the business

Revenue & Earnings Guidance – Full Year 2016

Revenue (M)

$700-$730M

GAAP Diluted EPS

$(1.60)-$(1.28)

Non-GAAP Diluted EPS

$0.17-$0.43

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$700 to $730
GAAP Net Loss	($84) to ($67)
(1) Stock-Based Compensation Exp.	$25 to $27
(2) Intangible Assets Amortization Exp.	$59
(3) Merger Related Expenses	$7
(4) Reorganization and other related costs	$4 to $5
(5) Tax expense related to non-GAAP adjustments	($5)
Non-GAAP Net Income	$9 to $23
GAAP Loss Per Share	($1.60) to ($1.28)
Non-GAAP Diluted Earnings Per Share	$0.17 to $0.43

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Ilan Levin – CEO

STRATEGIC OVERVIEW

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Strategy Update

Additive Manufacturing Industry is Maturing

- Expanding beyond traditional applications → new growth phase characterized by advanced solutions targeting customer-centric applications

The Stratasys Advantage

- Broad set of capabilities and diverse range of products and services
- Strong core assets
  - ✓ Technology
  - ✓ Customers
  - ✓ People

Moving Forward…

- Significant growth opportunities ahead
- Deliver enhanced value to customers
- Continue to develop full ecosystem of solutions

Leveraging Assets to Deliver Solutions:

Stratasys Direct Manufacturing + Professional Services = Customer Value



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Stratasys J750 – Early Success

A Milestone in 3D Printing:

Full color + Multi-Material (industry-first), True-To-Life Prototypes & Cost/Resource Efficiencies

OtterBox – Leading U.S. smartphone case company

The Challenge:

- ➢ Demanding fast and reliable design iterations for true-to-life prototypes
- ➢ Required streamlined development processes – ideation to final approval

With J750:

- ✓ Rapid prototyping of smart phone cases – rigid to flexible, multi-color and multi-texture
- ✓ Removed costly post processing from the design cycle – **<u>3 days of post-processing work replaced with 30min of printing on J750!</u>**
- ✓ 26 week product development cycle compressed to 8 weeks



Streamlined Design-to-Print Workflow with GrabCAD Print

Leading 3D CAD Collaboration Platform

- **GrabCAD Community**, a vibrant Community of millions of engineers, designers, and students sharing CAD content, how-to tutorials and participating in publicly sponsored design 'Challenges'
- **GrabCAD Workbench**, a SaaS product for design teams to securely manage and collaborate on product design projects
- **GrabCAD Print**, offering simplified CAD to print workflow to make professional 3D printing easier and more accessible


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DIRECT MANUFACTURING


CAD Engineer / Designer
Operator
GRABCAD
PRINT

Developing a leading 3D printing ecosystem with CAD agnostic software

Ilan Levin – CEO

Summary & Outlook

- Improved financial performance – driven by focus on operational improvements and controlling costs
- Success of J750 and early interest in GrabCAD Print
- Focused on customer's needs and enhancing value within additive manufacturing
- Committed to investing for long-term growth to support the development of an ecosystem of advanced applications and solutions
- Expect continuation of current market conditions over near term
- Continue to execute for the long term, and remain excited about significant future growth opportunities

WE ARE
STRATASYS

THE 3D PRINTING SOLUTIONS COMPANY

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Q2-15			Q2-16		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit	$82,908	$16,816	$99,724	$79,532	$16,715	$96,247
Operating income (Loss) (1,2)	(33,499)	37,172	3,673	(17,131)	27,332	10,201
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(22,931)	30,893	7,962	(18,490)	24,728	6,238
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.55)	$0.70	$0.15	($0.36)	$0.48	$0.12
(1) Acquired intangible assets amortization expense		12,301			10,510	
Impairment charges of other intangible assets		-			1,779	
Non-cash stock-based compensation expense		1,797			729	
Reorganization and other related costs		2,512			3,543	
Merger and acquisition and other expense		206			154	
		$16,816			$16,715	
(2) Acquired intangible assets amortization expense		5,684			3,621	
Non-cash stock-based compensation expense		7,767			4,750	
Changes in fair value of obligations in connection with acquisitions		(6,680)			(587)	
Reorganization and other related costs		6,755			956	
Merger and acquisition and other expense		6,830			1,877	
		$20,356			$10,617	
		$37,172			$27,332	
(3) Corresponding tax effect and other tax adjustments		(6,279)			(2,604)	
		$30,893			$24,728	
(4) Weighted average number of ordinary shares outstanding – Diluted	51,870		52,705	52,496		53,238

($ in thousands except per share data)

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